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                                                                    Exhibit 99.1
Press Information

                                                             [SAP AG Letterhead]

FOR IMMEDIATE RELEASE

                                            Contact:          Gundolf Moritz
                                                              SAP AG
                                                              +49-6227-7-44872
                                                                  -or-
                                                              Stefan Gruber
                                                              SAP AG
                                                              +1-212-404-1323
                                                                  -or-
                                                              David Lowy
                                                              Taylor Rafferty
                                                              +1-212-889-4350

SAP TO ACQUIRE TOPTIER

WALLDORF, GERMANY - MARCH 30, 2001 - SAP AG (NYSE: SAP), the world's leading provider of e-business software solutions, and TopTier Software, Inc., a leading provider of enterprise information portal software and related integration products, today announced that the two companies have signed a definitive agreement for SAP to acquire TopTier, subject to the approval of the antitrust authorities. TopTier has been a partner of SAP since 1999 and parts of its technology are already integrated and available within the SAP enterprise portal offering, the mySAP Workplace.

Under the terms of the agreement, SAP will acquire all of the outstanding shares of TopTier for approximately $400 million in cash. TopTier will become a wholly-owned subsidiary of SAP upon closing, which is expected to occur during the second quarter of 2001, subject to customary closing conditions. TopTier generated approximately $20 million of revenue in 2000. SAP anticipates recording a charge resulting from acquired in-process research and development that will not exceed $50 million. Excluding this one-time charge and the amortization of goodwill and other intangibles acquired, SAP expects the acquisition to have minimal impact on 2001 earnings per share.

This transaction is a further step in SAP's strategy, which includes building market-leading positions in the enterprise portal, customer relationship management, supply chain management and marketplace sectors. This acquisition strengthens SAP's leadership in the enterprise portal market and increases SAP's ability to broaden its user base. The acquisition will also provide SAP with a strong engineering staff experienced in the portal market and a large installed base of enterprise customers, including Daimler Chrysler, Hewlett Packard, GMAC, Universal Studios and Wells Fargo Bank.


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The TopTier technology fits seamlessly with the mySAP Workplace. The mySAP
Workplace enterprise portal integrates mySAP e-business solutions and non-SAP components to deliver up-to-date, role-based information, applications and services that people need to perform their everyday jobs. TopTier technology enables further integration of heterogeneous applications beyond those of SAP.

On April 4, 2001, SAP will hold a press conference in New York during which Hasso Plattner, CEO, Co-Chairman and Co-Founder of SAP AG, will detail SAP's strategy to capture the enterprise portal market.

ABOUT TOPTIER SOFTWARE, INC.
TopTier Software, Inc. is a leading provider of Enterprise Information Portals and products that integrate information residing in a business's internal and external enterprise applications, databases, documents, Web sites, and other data sources. TopTier's Enterprise Unification Platform(TM) software products are designed to enable a business's extended enterprise of customers, vendors, suppliers and employees to directly access, navigate and manipulate integrated information using an intuitive and effective portal interface. With TopTier's patented HyperRelational(TM) technology, users can access, interconnect, update, edit and delete information from multiple software applications and data sources through a simple Drag and Relate(TM) process. By doing so, TopTier's products enable organizations to create collaborative advantage for their enterprise by driving a real-time, frictionless flow of information between employees, partners and customers. Incorporated in 1996, TopTier Software is a privately held company with headquarters in San Jose, California. For more information about TopTier Software, call 408.360.1700, or visit the Web at http://www.toptier.com.

ABOUT SAP

SAP is the world's leading provider of e-business software solutions. Through the mySAP.com e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 13,000 companies in over 100 countries run more than 30,000 installations of SAP(R) software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." Additional information at http://www.sap.com.


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